Room 4561

	July 14, 2005

Mr. Rodney A. Bienvenu, Jr.
Chairman and Chief Executive Officer
WARP Technology Holdings, Inc.
151 Railroad Avenue
Greenwich, Connecticut 06830

Re:	WARP Technology Holdings, Inc.
	Amendment No. 1 to Registration Statement on Form S-2 filed
June
20, 2005
	File No. 333-123864

Dear Mr. Bienvenu:

      We have reviewed your filings and have the following comments.

General

1. We note your disclosure in your Form 8-K filed June 17, 2005
and
on page 25 disclosing the entering into on June 13, 2005 of a stock
purchase agreement to purchase all of the stock of Kenosia Corporation from Bristol Technology. We further note your subsequent disclosure in your Form 8-K filed July 11, 2005 disclosing the
closing of the transaction.   Please advise us whether you are
required to file financial statements and pro forma financial information for Kenosia under Item 9.01 of Form 8-K. Please see the
Instruction to Item 9.01 of Form 8-K and Interpretation S.21 of our
July 1997 Manual of Publicly Available Telephone Interpretations for additional guidance. Please further note that unless Rule 3-05(b)(4)
of Regulation S-X is available your registration statement will not be declared effective until the financial information required by Rule 3-05 is provided.

2. It does not appear that the membership interest purchase agreement dated September 2, 2004 providing for the purchase of Gupta which was assigned by ISIS to you by that certain purchase agreement assignment and assumption dated October 13, 2004 has ever been filed as an exhibit. Please provide us with your analysis as to why you did not consider it necessary to file the purchase agreement.

3. Please advise us of your analysis with respect to whether a risk factor regarding the demand for arbitration by Mr. Liss for compensation and damages of about $187,000 related to his termination is warranted.

WARP Technology Holdings, Inc.

Related Party Transactions, page 25

4. With respect to your revised disclosure regarding ISIS and Messrs.
Bienvenu and Mysogland roles as managing members, please discuss their equity interests in ISIS as well as their resulting interests in IAP. In addition, please elaborate on any payments in 2004 that have been made to ISIS in connection with their consulting agreement with you.

Selling Stockholders

5. We note that you have included additional selling securityholders in your registration statement. Please disclose the natural persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling securityholders that are non-reporting entities. We note that certain selling securityholders, such as Andrew Cohen Profit Sharing Plan and Pogue
Capital International, do not have such required disclosure. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available
Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

6. Please disclose whether any selling securityholder is a registered broker-dealer. If a selling securityholder is a registered broker-dealer, please identify such registered broker-dealer as an underwriter in your disclosure, unless the shares were acquired as transaction-based compensation for investment-banking services. Provide a description of the investment-banking services and the manner in which the compensation for the services was computed, as applicable.

7. Please disclose whether any selling securityholder is an affiliate of a registered broker-dealer. If a selling securityholder is an affiliate of a registered broker-dealer, please expand the prospectus disclosure to indicate whether such selling securityholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling securityholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.


*              *              *              *


      As appropriate, please amend your registration statement, as necessary, in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202)
551-3730.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Ernest C. Mysogland, Esq.
	Chief Legal Officer
	WARP Technology Holdings, Inc.
	Telephone: (203) 422-2950
	Facsimile:  (203) 422-5329

	R. Scott Beach
	Day Berry & Howard LLP
	One East Putnam Avenue
	Greenwich, Connecticut 06830
	Telephone: (203) 862-7824
	Facsimile:  (203) 862-7801